UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Golden Ocean Group Ltd. (the "Company"), dated August 11, 2015, announcing the Company's 2015 Annual General Meeting will be held on September 18, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Birgitte Ringstad Vartdal
Date: September 1, 2015	Name: Birgitte Ringstad Vartdal
Title: Chief Financial Officer

EXHIBIT 1

Notice of Annual General Meeting
Golden Ocean Group Limited announces that its 2015 Annual General Meeting will be held on September 18, 2015. A copy of the Notice of Annual General Meeting and associated information including the Company`s Consolidated Financial Statements on Form 20-F for 2014 can be found on our website at www.goldenocean.bm and in the links below.
August 11, 2015
The Board of Directors
Golden Ocean Group Limited
 Hamilton, Bermuda

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

GOLDEN OCEAN GROUP LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
 SEPTEMBER 18, 2015
NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Golden Ocean Group Limited (the "Company") will be held on September 18, 2015 at 11:20am, at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:
To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2014.
1.	To re-elect John Fredriksen as a Director of the Company.
2.	To re-elect Kate Blankenship as a Director of the Company.
3.	To re-elect Ola Lorentzon as a Director of the Company.
4.	To re-elect Hans Petter Aas as a Director of the Company.
5.	To re-elect Gert-Jan van den Akker as a Director of the Company.
6.	To re-appoint PricewaterhouseCoopers AS as auditors and to authorise the Directors to determine their remuneration.
7	To approve the increase of the Company's authorized share capital from US$2,000,000 divided into 200,000,000 common shares of US$0.01 par value each to US$5,000,000 divided into 500,000,000 common shares of US$0.01 par value each by the authorisation of an additional 300,000,000 common shares of US$0.01 par value each.
8.	To reduce the share premium account of the Company to nil and to credit the amount resulting from the reduction to the Company's Contributed Surplus account, with immediate effect.
9.	To approve remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$800,000.00 for the year ended December 31, 2015.
By Order of the Board of Directors
Dated: July 30, 2015 Georgina Sousa Secretary
Notes:
1.	The Board of Directors has fixed the close of business on July 24 2015, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.
2.	No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially- certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.
3.	Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

4.	A Form of Proxy is enclosed for use by holders of shares registered in Norway in connection with the business set out above. Holders of shares registered in the United States should use the separate Form of Proxy provided.
The following information is applicable to holders of shares registered in the United States only:
We are pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders via the internet. We believe that this e-proxy process will expedite shareholders' receipt of proxy materials and lower the costs and reduce the environmental impact of our Annual General Meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials containing instructions on how to access the attached proxy statement and our Annual Report on Form 20-F via the Internet and how to vote online.
YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") OF GOLDEN OCEAN GROUP LIMITED TO BE HELD ON SEPTEMBER 18, 2015

PRESENTATION OF FINANCIAL STATEMENTS
In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2014 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.
The Company's audited consolidated financial statements for the year ended December 31, 2014 are available on our website at www.goldenocean.bm.

COMPANY PROPOSALS
PROPOSALS 1, 2, 3, 4, AND 5- ELECTION OF DIRECTORS
Nominees For Election To The Company's Board Of Directors
The Board has nominated the five persons listed below for selection as Directors of the Company. All nominees are presently members of the Board of Directors. Mr. Aas, Mrs. Blankenship and Mr. van den Akker meet the independence standards for directors established by the United States Securities and Exchange Commission and by the NASDAQ Stock Market on which the Company is listed.
As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of the Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected. Information concerning the nominees for Directors of the Company is set forth below.
Name	Age	Director Since	Position with the Company

John Fredriksen	71	2015	Director

Kate Blankenship	50	2015	Director and Audit Committee member

Ola Lorentzon	66	1996	Director

Hans Petter Aas	69	2009	Director and Audit Committee member

Gert-Jan van den Akker	55	2015	Director

John Fredriksen has served as a director of the Company since March, 2015. Mr. Fredriksen is Chairman, President and a director of Frontline Ltd. ("Frontline"), a Bermuda company publicly listed on the New York Stock Exchange, Oslo Stock Exchange and London Stock Exchange. He is also a director of Frontline 2012 Ltd., a Bermuda company listed on the NOTC and he is the Chairman and a director of Seadrill Limited ("Seadrill"), a Bermuda company listed on the Oslo Stock Exchange and on the New York Stock Exchange and North Atlantic Drilling Ltd., ("NADL") a Bermuda company listed on the New York Stock Exchange. Mr. Fredriksen served as Chairman of the Board, President and a director of Golar LNG Limited ("Golar"), a Bermuda company publicly listed on the Nasdaq Global Market from 2001 until September 2014. From November 2004 until March, 2015, Mr. Fredriksen served as a director, Chairman and President of the former "Golden Ocean Group Limited" which merged in March 2015 with "Knightsbridge Shipping Limited".

Kate Blankenship has served as a director of the Company since March, 2015. Mrs. Blankenship served as a director of the former "Golden Ocean Group Limited" from November 2004 until the merger with "Knightsbridge Shipping Limited" in March, 2015. Mrs. Blankenship is also a director of Frontline, Frontline 2012 Ltd., Golar, Golar LNG Partners LP, Ship Finance International Limited ("Ship Finance"), Archer, Seadrill, Seadrill Partners LLC and NADL. Mrs. Blankenship is a member of the Institute of Chartered Accountants of England and Wales.
Ola Lorentzon is currently Chairman of the Board and has served as a director of the Company since September 18, 1966. Mr. Lorentzon has served as Chairman since May 26, 2000 and as the Company's Chief Executive Officer from May 5, 2010 until March 31, 2015. Mr. Lorentzon has also served a director of Frontline since April, 2015 and is also a director of Erik Thun AB and Laurin Shipping AB. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.
Hans Petter Aas has served as a director of the Company since September, 2008. Mr. Aas has been a director of Ship Finance since August 2008 and Chairman of the Board since January 2009. Mr. Aas served as a director of Golar from 2008 until 2015 and as a directors of Golar LNG Partners LP from 2011 until 2015. Mr. Aas has served as a director of both Seadrill and Frontline 2012 Ltd., since 2015. Mr. Aas is also a director of Knutsen NYK Offshore Tankers AS, Knutsen NYK Offshore Partners LLC, Solvang ASA and Gearbulk Holding Limited. Mr. Aas had a long career as a banker in the international shipping and offshore market and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank ASA, or DnB NOR, in August 2008. He joined DnB NOR (then Bergen Bank) in 1989 and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance.
Gert-Jan van den Akker was appointed to the Board of the Company following the completion of the merger. Mr. van den Akker was Senior Head of Region at Louis Dreyfus Commodities which position he will leave with effect from September 1, 2015. Prior to joining Louis Dreyfus Commodities earlier this year, he had 27 years of experience at Cargill where his last position was a platform leader for the global energy, transportation and metals platform. Mr. van den Akker is presently in transition prior to taking on a new assignment which will commence on December 1, 2015. This new assignment within the Commodity Sector will be announced in the forthcoming months.
PROPOSAL 6 - APPOINTMENT OF INDEPENDENT AUDITORS
At the Meeting, the Board will ask the shareholders to approve the re-appointment of PricewaterhouseCoopers AS as the Company's independent auditors and to authorise the Board of Directors to determine the auditors' remuneration.
Audit services provided by PricewaterhouseCoopers in fiscal year 2014 included the examination of the consolidated financial statements of the Company and its subsidiaries.
PROPOSAL 7 – TO APPROVE THE INCREASE IN THE COMPANY'S AUTHORISED SHARE CAPITAL
The authorised share capital of the Company is US$2,000,000 consisting of 200,000,000 common shares, par value US$0.01 each of which 172,675,650 common shares are in issue. The Company therefore does not have any significant authorised but unissued share capital. At the Meeting the Board will ask the shareholders to approve the increase of the Company's authorised share capital from US$2,000,000 divided into 200,000,000 common shares of US$0.01 par value each to US$5,000,000 divided into 500,000,000 common shares of US$0.01 par value each by the authorisation of an additional 300,000,000 common shares of US$0.01 par value each. The increase will result in authorised share capital of US$5,000,000 comprising of 500,000,000 common shares of US$0.01 par value each.
The Board of Directors are putting forward this proposal to give the Company the flexibility to raise capital through equity issues in the future and for general corporate purposes.

PROPOSAL 8 – REDUCTION IN THE SHARE PREMIUM ACCOUNT
At the Meeting, the Board will ask the shareholders to approve a reduction in the Company's Share Premium account (referred to as Additional Paid in Capital in the financial statements of the Company) and to credit the amount resulting from this reduction to the Company's Contributed Surplus account. The Share Premium account is the amount of share capital which exceeds the aggregate par value of the Company's outstanding Ordinary Shares of par value $0.01 each. The purpose of this proposal is primarily to increase the ability of the Company to declare and distribute dividends to its shareholders.
The Company's policy is to pay dividends with the timing and amount being at the discretion of the Board of Directors and depending upon the Company's operational results, financial conditions, cash requirements, restrictions in financing arrangements and other relevant factors.
Under Bermuda law a company cannot pay dividends from share premium. In addition, Bermuda law provides that a company may not declare or pay a dividend, or make a distribution out of a contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.
At June 30, 2015, the balance of the Company's Share Premium Account was approximately US$1.2 billion. It is possible that in the future, the Company's ability to pay dividends by way of cash earnings and/or share distributions will exceed its retained earnings. The Board of Directors have therefore put forward this proposal to reduce the Share Premium (Additional Paid in Capital) account from approximately US$1.2 billion to nil by transferring the entire balance from the Share Premium (Additional Paid in Capital) account to the Contributed Capital Surplus account with immediate effect. This will enable the Board of Directors to declare dividends as long as the Company is solvent and the realisable value of its assets exceeds its liabilities and issued share capital.
Under Bermuda law, the Company if authorized in a general meeting may, subject to any order made by the Minister of Finance of Bermuda and to its Memorandum of Association and Bye-Laws, either with or without extinguishing or reducing the liability of any of its shares and either with or without reducing the number of shares, reduce any paid up capital that is in excess of the requirements of the Company. The Company's Bye-laws provide that subject to the Bermuda Companies Act 1981 (the "Companies Act"), the Company may by Resolution authorize the reduction of its issued share capital or any Share Premium or contributed surplus account in any manner whatsoever.
The Company is required, in order to effectuate such reduction, (a) not more than 30 days and not less than 15 days before the meeting to cause a notice to be published in an appointed newspaper (which notice has been published) stating the amount of the share capital as last previously determined by the Company, the amount to which the share capital is to be reduced, and the date as from which the reduction is to be recorded, and the date as from which the reduction is to have effect; and (b) on the date as from which the reduction is to have effect, an affidavit shall be sworn by at least two directors of the Company declaring either that on that date the Company is solvent or that all the creditors of the Company on that date have expressed in writing their concurrence in the reduction.
Without 30 days after the date such reduction of the paid up share capital is effective the Company, as required by Bermuda law, will file a memorandum, with a copy of the notice and the affidavit referred to above annexed thereto, in the office of the Bermuda Registrar of Companies ("Registrar") notifying the Registrar of compliance with the Companies Act.
PROPOSAL 9 – TO APPROVE DIRECTORS' FEES
At the Meeting, the Board will ask that shareholders to approve the remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$800,000.00 for the year ended December 31, 2015.

OTHER BUSINESS
Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.
By Order of the Board of Directors
Georgina Sousa
 Secretary
July 30, 2015
 Hamilton, Bermuda